UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                              Travelocity.com Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    893953109
                                 (CUSIP Number)

                                Michael B. Radest
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 18, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 893953109                   13D                                 Page 2
-----------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) |_|
               (b) |X|

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)          |_|

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland

    NUMBER OF SHARES           7       SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                   See Item 5.
       WITH
                               8       SHARED VOTING POWER

                                       See Item 5.

                               9       SOLE DISPOSITIVE POWER

                                       See Item 5.

                              10       SHARED DISPOSITIVE POWER

                                       See Item 5.

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5.

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                    |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5.

     14       TYPE OF REPORTING PERSON*

              BK, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No.1 amends and supplements the Report on Schedule 13D, originally filed on March 11, 2002, (the "Schedule 13D"), with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Travelocity.com Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. The principal executive offices of the Company are located at 15100 Trinity Boulevard, Fort Worth, Texas 76155.

Item 5.   Interest in Securities of the Issuer.
          ---------

          Item 5 is hereby amended to read in its entirety as follows:

          "(a) - (b) As of the close of business on March 18, 2002, CSFBC directly holds 11,190 shares of Common Stock, and has the shared power to vote and direct the disposition of all such Common Stock. As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 11,190 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.

          To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFBC, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A through D of the Schedule 13D, beneficially owns any Common Stock.

          (c) See Exhibit 2 attached hereto, which is incorporated herein by reference, for a description of sales of Common Stock effected by CSFBC during the period from March 11, 2002 to March 18, 2002. All of such sales were effected in open market transactions.

          To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFBC, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A through D of the Schedule 13D, has effected any transactions in the Common Stock since March 11, 2002.

          (d) Not applicable.

          (e) The Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock as of March 18, 2002."

Item 7.   Material to be filed as Exhibits.
          --------------------------------

          The following exhibit is filed with this statement:

          "Exhibit          Description
          --------          -----------

           2                Sales of Common Stock"

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: March 20, 2002

                                Credit Suisse First Boston, acting
                                    solely on behalf of the
                                    investment banking business
                                    of the Credit Suisse First
                                    Boston business unit.

                                 By: /s/ Michael B. Radest
                                     -------------------------------
                                    Name:  Michael B. Radest
                                    Title: Director